SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cazoo Group Ltd.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G2007L204
(CUSIP Number)

Amanda Hector
D1 Capital Partners L.P.
9 West 57th Street, 36th Floor
New York, NY 10019

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON D1 Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON PN, IA

* The holdings of the Reporting Persons have not changed since the filing of the Schedule 13D/A on January 31, 2023 with the SEC. However, the Reporting Persons’ holdings have been adjusted to reflect the 1-for-20 reverse stock split of the Class A Ordinary Shares of the Issuer effective on February 8, 2023.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Daniel Sundheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON IN, HC

* The holdings of the Reporting Persons have not changed since the filing of the Schedule 13D/A on January 31, 2023 with the SEC. However, the Reporting Persons’ holdings have been adjusted to reflect the 1-for-20 reverse stock split of the Class A Ordinary Shares of the Issuer effective on February 8, 2023.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 4 of 12 Pages

The following constitutes Amendment No. 4 to the Schedule 13D (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On April 25, 2023, D1 Master entered into a joinder (the “Joinder Agreement”) to the cooperation agreement dated March 17, 2023 (the “Cooperation Agreement”) with the Issuer and certain other holders of Notes (together with D1 Master, the “Parties”). Pursuant to the Joinder Agreement, D1 Master agreed to become a party to the Cooperation Agreement and to be fully bound by, and subject to, all of the covenants, terms and conditions of the Cooperation Agreement and be deemed a party to the Cooperation Agreement for all purpose thereof upon execution of the Joinder Agreement. Also pursuant to the Joinder Agreement, each of the existing Parties to the Cooperation Agreement consented to D1 Master becoming a Party to the Cooperation Agreement upon execution of the Joinder Agreement.

Pursuant to the terms of the Cooperation Agreement, in order to engage with the Issuer in discussions regarding a potential financing, recapitalization, asset or equity sale, reorganization, and/or restructuring transaction or series of such transactions or alternative extraordinary transactions involving the Issuer (in each case, effecting a permanent change to the existing capital structure of the Issuer) (any such transaction, a “Transaction”), each Party agreed, among other things, (i) to use commercially reasonable efforts to cooperate in good faith with each other to engage in such discussions and negotiations with the Issuer regarding a Transaction, and (ii) to not directly or indirectly sell, loan, assign, transfer, hypothecate, tender or otherwise dispose of (including by participation), in whole or in part, its right, title or interest in any Notes, or grant any proxies, deposit any of its Notes into a voting trust, or enter into a voting agreement with respect to any such Notes, each without the prior written consent of the other Parties. Each Party further agreed that it shall not support, either directly or indirectly, consent to, or otherwise vote in favor of, any Transaction that is not supported by the Parties holding a majority of the Notes held by all Parties. However, nothing in the Cooperation Agreement obligates D1 Master or any other Party to consent to, or otherwise vote in favor of, any Transaction. Other holders of Notes may become Parties to the Cooperation Agreement by executing a joinder to the Cooperation Agreement in a form that is acceptable to the then existing Parties and subject, in each case, to the written consent of the Parties.

The Cooperation Agreement shall automatically terminate upon the earlier to occur of (i) June 30, 2023 and (ii) the consummation of a Transaction to which all the Parties are bound. The Cooperation Agreement may also be terminated with the written consent of the Parties holding a majority of the Notes held by all the Parties.

The foregoing descriptions of the Joinder Agreement and the Cooperation Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Joinder Agreement and the Cooperation Agreement, copies of which are filed as Exhibit F and Exhibit G, respectively, hereto and are incorporated herein by reference.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 5 of 12 Pages

The filing of this Schedule 13D/A shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Act, and the Reporting Persons expressly disclaim beneficial ownership of all Notes, Class A Ordinary Shares or other securities held or otherwise beneficially owned by the other Parties to the Cooperation Agreement. Upon information and belief, the Parties to the Cooperation Agreement (other than D1 Master) acquired Notes pursuant to the Purchase Agreement (previously filed as Exhibit D to the Reporting Persons’ Schedule 13D/A filed on February 11, 2022) and, as of April 25, 2023, beneficially own $530 million principal amount of Notes. Upon information and belief, as of April 25, 2023, the Parties to the Cooperation Agreement beneficially own, in the aggregate, 9,379,162 Class A Ordinary Shares (including 5.3 million Class A Ordinary Shares the Parties have the right to acquire within 60 days upon conversion of the Notes).

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Class A Ordinary Shares and percentages of the Class A Ordinary Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D/A are calculated based upon 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s Annual Report of Foreign Issuer on Form 20-F filed with SEC on March 30, 2023, and assumes the conversion of the Notes reported herein.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Class A Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons did not enter into any transactions in the Class A Ordinary Shares during the past sixty (60) days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

Item 4 of this Amendment No. 4 is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented as follows:

Exhibit F:	Cooperation Agreement, dated March 17, 2023 (incorporated by reference to Exhibit 7 of the Schedule 13D/A filed by Viking Global Investors LP and certain other reporting persons with the SEC on March 21, 2023).

Exhibit G:	Joinder Agreement, dated April 25, 2023.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 6 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 27, 2023

D1 Capital Partners L.P.

By:	/s/ Amanda Hector
Name: Amanda Hector
Title: General Counsel and Chief Compliance Officer

/s/ Daniel Sundheim
DANIEL SUNDHEIM

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 7 of 12 Pages

Exhibit G

JOINDER TO COOPERATION AGREEMENT

THIS JOINDER (this “Joinder”) to the Cooperation Agreement, dated as of March 17, 2023 (the “Agreement”), by and among Viking Global Equities Master Fund, Ltd., Viking Global Equities II LP, Farallon Capital Europe LLP, for and on behalf of funds, accounts and/or entities managed or advised by it, Inherent ESG Opportunity Master, LP, Inherent Credit Opportunities Master, LP, and Inherent Private Opportunities 2021, LP (each, an “Original Party” and collectively, the “Original Parties”), is made and entered into as of April 25, 2023, between the Original Parties and each of D1 Capital Partners Master LP, MIC Capital Management UK LLP, for and on behalf of funds, accounts and/or entities managed or advised by it, MIC Capital Management 38 RSC Ltd and 94th Investment Company LLC (each, a “New Party” and, collectively, the “New Parties”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, each New Party seeks to become a Party to the Agreement; and

WHEREAS, Section 3 of the Agreement provides that any Person that is not an Original Party to the Agreement shall become a Party to the Agreement effective on the date such person executes a joinder to the Agreement in a form that is acceptable to the then existing Parties, subject to the written consent of the Parties.

NOW, THEREFORE, in consideration of the foregoing recitals, the terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

(A)       Agreement to be Bound. Each of the New Parties hereby agrees that, upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement and shall be deemed a Party to the Agreement for all purposes thereof.

(B)       Consent to New Parties. Each of the Original Parties hereby consents to each of the New Parties becoming a Party to the Agreement upon execution of this Joinder.

(C)       Counterparts. This Joinder may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

(D)       Governing Law. This Joinder shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provision which would require the application of the law of any other jurisdiction.

(E)       Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

* * * * *

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 8 of 12 Pages

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.

Original Party

VIKING GLOBAL EQUITIES MASTER LTD.,

By: Viking Global Performance LLC, its investment manager

By: /s/ Scott M. Hendler

Name: Scott M. Hendler

Title: Authorized Signatory

VIKING GLOBAL EQUITIES II LP,

By: Viking Global Performance LLC, its general partner

By: /s/ Scott M. Hendler

Name: Scott M. Hendler

Title: Authorized Signatory

Contact Information for all Parties above:

c/o Viking Global Investors LP

55 Railroad Avenue

Greenwich, CT 06830

Attention: General Counsel

with a mandatory copy to:

legalnotices@vikingglobal.com

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 9 of 12 Pages

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.

Original Party

FARALLON CAPITAL EUROPE LLP, for and on behalf of funds, accounts and/or entities managed or advised by it

By: /s/ Gregory Lassman

Name: Gregory Lassman

         Contact Information for all Parties above:

         11t h Floor Orion House

         5 Upper St Martin’s Lane

         London WC2H 9EA

         United Kingdom

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 10 of 12 Pages

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.

Original Party

INHERENT ESG OPPORTUNITY MASTER, LP

By: Inherent Group, LP, its investment manager

By: Inherent Group GP, LLC, its general partner

By: /s/ Michael Ellis

Name: Michael Ellis

Title: Managing Director

INHERENT CREDIT OPPORTUNITIES MASTER, LP

By: Inherent Group, LP, its investment manager

By: Inherent Group GP, LLC, its general partner

By: /s/ Michael Ellis

Name: Michael Ellis

Title: Managing Director

INHERENT PRIVATE OPPORTUNITIES 2021, LP

By: Inherent Group, LP, its investment manager

By: Inherent Group GP, LLC, its general partner

By: /s/ Michael Ellis

Name: Michael Ellis

Title: Managing Director

Contact Information for all Parties above:

530 Fifth Ave., #702

New York, NY 10036

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 11 of 12 Pages

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.

New Party

D1 CAPITAL PARTNERS MASTER LP

By: D1 Capital Partners GP Sub LLC, its general partner

By: /s/ Amanda Hector

Name: Amanda Hector

Title: General Counsel / CCO

         Contact Information:

         c/o D1 Capital Partners L.P.

         9 W 57th St., 36th Floor

         New York, NY 10019

         Attention: General Counsel

         with a mandatory copy to:

         legalnotices@d1capital.com

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 12 of 12 Pages

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.

New Party

MIC Capital Management UK LLP, for and on behalf of funds, accounts and/or entities managed or advised by it

 By: /s/ Rodney Cannon

Name: Rodney Cannon

Title: Authorised Signatory

New Party

MIC Capital Management 38 RSC Ltd

 By: /s/ Matthew Ryan

Name: Matthew Ryan

Title: Authorised Signatory

New Party

94th Investment Company LLC

By: /s/ Emma Al Jahouri

Name: Emma Al Jahouri

Title: Authorised Signatory